FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the Month of September, 2005

Commission File Number 001-11712

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774).

M-SYSTEMS FLASH DISK PIONEERS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Operations	3

Interim Statements of Changes in Shareholders' Equity	4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 12

- - - - - - - - - - - - - - -

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2005	December 31, 2004
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 71,881	$ 50,187
Short-term bank deposit	1,190	41,696
Short-term held-to-maturity marketable securities	91,547	56,871
Short-term available for sale marketable securities	31,086	-
Trade receivables (net of allowance for doubtful accounts of $456 as of June 30, 2005 and $ 216 as of December 31, 2004 )	53,293	41,503
Other accounts receivable and prepaid expenses	5,203	3,962
Inventories	51,332	56,160

Total current assets	305,532	250,379

LONG-TERM INVESTMENTS:
Severance pay funds	3,796	3,397
Long-term held-to-maturity marketable securities	93,091	25,959
Investment in a Venture	6,932	8,988
Investments in other companies and long-term receivables	11,324	11,183

Total long-term investments	115,144	49,527

PROPERTY AND EQUIPMENT, NET	22,793	20,203

GOODWILL	477	477

OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	1,768	863

Total assets	$ 445,713	$ 321,449

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 40,591	$ 19,488
Related party trade payables	13,440	6,027
Deferred revenues	10,572	4,625
Other accounts payable and accrued expenses	20,066	21,493

Total current liabilities	84,669	51,633

LONG-TERM LIABILITIES:
Convertible Senior Notes	71,328	-
Excess of losses over investment in equity method investee	1,119	-
Accrued severance pay	5,099	4,263
Other long-term liabilities	488	488

Total long-term liabilities	78,034	4,751

SHAREHOLDERS' EQUITY :
Share capital:
Ordinary shares of NIS 0.001 par value: Authorized - 100,000,000 shares at December 31, 2004 and June 30 2005; Issued and outstanding - 35,508,648 shares at December 31, 2004 and 36,104,324 shares at June 30, 2005	10	10
Additional paid-in capital	301,300	297,096
Accumulated deficit	(18,300)	(32,041)

Total shareholders' equity	283,010	265,065

Total liabilities and shareholders' equity	$ 445,713	$ 321,449

The accompanying notes are an integral part of these consolidated financial statements.

__2__

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2005	2004
	Unaudited
Revenues:
Product sales	$ 187,901	$ 135,844
Other	13,710	11,892

Total revenues	201,611	147,736

Costs and expenses:

Costs of goods sold	151,888	110,761
Research and development, net	17,385	10,606
Selling and marketing	17,068	15,726
General and administrative	6,007	3,089

Total costs and expenses	192,348	140,182

Operating income	9,263	7,554
Financial income, net	4,478	1,524

Net income	$ 13,741	$ 9,078

Basic net earnings per share	$ 0.38	$ 0.27

Diluted net earnings per share	$ 0.35	$ 0.25

Weighted average number of Ordinary Shares used in
computing basic net earnings per share	35,894,351	33,189,268

Weighted average number of Ordinary Shares used in
computing diluted net earnings per share	40,089,242	36,106,681

The accompanying notes are an integral part of these consolidated financial statements.

__3__

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands, except share and per share data

	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2005	10	297,096	(32,041)	265,065

Exercise of share options, net	*) -	3,578	-	3,578
Issuance of shares related to employees stock purchase plan	*) -	626	-	626
Net income	-	-	13,741	13,741

Balance as of June 30, 2005	$ 10	$301,300	$ (18,300)	$ 283,010

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2005	2004
	Unaudited
Cash flows from operating activities:
Net income	$13,741	$9,078
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,160	1,205
Equity in losses (earnings)of equity method investees, net of distributions	3,675	(1,687)
Interest accrued and amortization of premium and discount on marketable securities	(1,758)	(959)
Amortization of discount on Convertible Senior Notes and deferred issuance costs	38	-
Gain from expiration of initial purchasers option	(1,450)	-
Accrued interest on short-term bank deposits	(12)	(184)
Accrued severance pay, net	437	121

Long term lease deposits, net	(162)	(150)
Decrease (increase) in trade receivables, net	(11,790)	2,326
Decrease (increase) in other receivable and prepaid expenses	(1,275)	40
Decrease (increase) in inventories	4,828	(40,548)
Increase in trade payables	21,103	18,115
Increase (decrease) in related party payables	7,413	(3,582)
Increase in deferred revenues	5,947	12,881
Increase (decrease) in other accounts payable and accrued expenses	(1,813)	5,476

Net cash provided by operating activities	41,082	2,132

Cash flows from investing activities:
Short-term bank deposits, net	40,518	(40,000)
Loans to employees, net	55	27
Investment in marketable securities	(210,618)	(19,435)
Investment in equity method investee	(500)	-
Proceeds from maturity of marketable securities	79,482	7,313
Purchase of property and equipment	(4,555)	(2,388)

Net cash used in investing activities	(95,618)	(54,483)

Cash flows from financing activities:
Proceeds from issuance of share capital, net	-	97,141
Proceeds from issuance of Convertible Senior Notes	71,300	-
Proceeds from issuance of initial purchasers option	1,450
Issuance costs for Convertible Senior Notes	(724)	-
Proceeds from exercise of share options, net	3,578	1,699
Proceeds from issuance of shares related to employees stock purchase plan	626	467

Net cash provided by financing activities	76,230	99,307

Increase in cash and cash equivalents	21,694	46,956
Cash and cash equivalents at beginning of period	50,187	25,218

Cash and cash equivalents at end of period	$71,881	$72,174

Non-cash financing activities:

Accrued issuance costs for Convertible Senior Notes	$ 386	$ -

The accompanying notes are an integral part of these consolidated financial statements.

__5__

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.       Interim unaudited financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States relating to interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated balance sheets, operating results and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company`s 2004 Annual Report on Form 20-F.

b.       Issuance of Convertible Senior Notes:

In March 2005, the Company issued an aggregate principal amount of $ 75,000 1% Convertible Senior Notes due March 2035 ("the Notes"). The Company is obligated to pay interest on the Notes semi-annually on March 15 and September 15 of each year commencing September 15, 2005.

The initial purchasers had a 30-day option to purchase up to an additional $ 25,000 principal amount of N otes at their par value. Such an option is considered to be a derivative under SFAS No. 133 and therefore is to be recorded at fair value. The fair value of the option, at the date of issuance, amounted to $ 1,450. The option was expired without being exercised, and as a result, the Company recorded a $ 1,450 income in financial income.

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 35.1328 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $ 28.46 per share (which exceeded the closing price of the Company`s Ordinary shares as traded on Nasdaq on the date of the offering by 26%). Beginning on March 15, 2008 and prior to March 15, 2010, The Company may redeem for cash the notes in whole or in part at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date, if the last reported sale price of the Company`s Ordinary shares has exceeded 130% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. At any time on or after March 15, 2010, the Company may choose to redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption.

__6__

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

Holders have the right to require the Company to purchase all or a portion of their Notes on March 15, 2010, March 15, 2015, March 15, 2020, March 15, 2025 and March 15, 2030. The purchase price payable will be equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, but excluding the purchase date.

c.      Seasonal effect:

Long term trends show that the Company experiences a stronger demand for its Mobile DiskOnChip products in the second half of each fiscal year, and for its DiskOnKey product in the fourth quarter, in each case due to end-of-year holiday demand.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.             The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements.

b.             Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.             Debt securities:

The Company accounts for its investments in marketable securities using Statement of Financial Accounting Standard Board No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, accumulated other comprehensive income. To date, the amount of accumulated other comprehensive income is immaterial.

Amortization of premium and accretion of discount as well as interest income in respect of such securities, are recorded as financial income.

__7__

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.             Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The expenses related to stock-based employee compensation included in the determination of net income for the six months periods ended June 30, 2004 and 2005 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income, pro forma stock based compensation expense and pro forma basic and diluted net income per share would be as follows:

Six months ended June 30,
	2005	2004
Unaudited

Net Income as reported	$ 13,741	$ 9,078

Less - stock-based compensation expense determined under fair value method for all awards	$ 5,154	$ 4,278

Pro forma net Income	$ 8,587	$ 4,800

Pro forma basic net earnings per share	$ 0.24	$ 0.14
Pro forma diluted net earnings per share	$ 0.22	$ 0.14
Basic net earnings per share, as reported	$ 0.38	$ 0.27
Diluted net earnings per share, as reported	$ 0.35	$ 0.25
Weighted average number of Ordinary shares used in computing pro forma Basic net earnings per share	35,894,351	33,189,268
Weighted average number of Ordinary shares used in computing pro forma Diluted net earnings per share	39,893,020	35,545,887

__8__

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For purposes of pro-forma disclosure, compensation expense is amortized over the options' vesting period, on an accelerated basis.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option- pricing model with the following weighted-average assumptions for the six months periods ended June 30, 2004 and 2005:

	Six months ended June 30,
	2005	2004
	Unaudited

Risk free interest rate	3.8%	3.0%
Dividend yields	0%	0%
Volatility	56%	55%
Expected life (in years)	3.25	3.25

e.             Recently issued accounting pronouncements:

FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)") (See Note 2 to the Company's annual financial statements), was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 ("APB 20") and FASB Statement No. 3" ("SFAS No. 154") which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20`s requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005

__9__

U.S. dollars in thousands

NOTE 3:- INVENTORIES

	June 30, 2005	December 31, 2004
	Unaudited

Raw materials	$ 6,811	$ 10,051
Work in progress	11,117	8,044
Finished products	33,404	38,065

	$ 51,332	$ 56,160

NOTE 4:- LITIGATION

Trek

The Company and a number of its distributors in Singapore are in litigation with Trek Technology (Singapore) Pte Ltd. a company registered in Singapore ("Trek").  In April 2002, Trek received a patent in Singapore for a "Portable Data Storage Device" ("Trek Patent"). Trek immediately issued `Cease and Desist` letters to several companies, including the Company`s distributors in Singapore alleging that the Company`s DiskOnKey product infringed its patent. The Company asked Trek to withdraw its letters and was refused. Consequently, On May 17, 2002 the Company filed a lawsuit against Trek for groundless threats and on May 20, 2002 Trek filed a lawsuit against the Company`s distributors (and later the Company itself) for patent infringement. The Company is under a contractual obligation to indemnify these distributors.

The trial was held in mid-2004.  On May 12, 2005, the High Court of Singapore (the "Court") ruled in favor of Trek in respect of its application to amend its patent and in respect of its claim for patent infringement against the Company and its distributors in Singapore. The Court also dismissed the Company`s claim against Trek for making groundless threats of patent infringement as well as the Company's counterclaim to invalidate the Trek Patent. On June 8, 2005, the Company filed a notice with the Court of Appeals indicating its intent to appeal. This appeal is in addition to an appeal pending against an earlier procedural decision of the Court which wasn`t addressed prior to the May 12, 2005  decision.  Written submissions were filed for both appeals on September 12, 2005 and are scheduled to be heard together before the Court of Appeals during the week of November 11, 2006.

The amount of damages to be awarded to Trek, both for legal costs and compensatory damages will be determined by the Court.   The Company recorded an accrual to cover the potential loss which may result from the Court`s ruling.

__10__

U.S. dollars in thousands

NOTE 4:- LITIGATION (cont`d)

Jaco

In October 2003, a distributor of the Company, Jaco Electronics Inc., ("Jaco"), filed a claim against the Company`s U.S. subsidiary. In this action, the claimant alleged, among other things, fraud and misappropriation in connection with Jaco's purchase of the assets of Reptron Electronics Inc. (a former distributor of the Company). Jaco's fraud and related claims arose out of alleged assurances by the Company`s U.S. subsidiary in connection with Jaco's purchase of the assets of Reptron. Jaco's misappropriation claim arose out of the alleged use of certain information from Jaco reports. The claimant sought monetary damages in an amount of not less than $ 10,400 plus punitive damages. The Company filed a motion to dismiss the complaint on or about December 12, 2003. On August 18, 2004, the Court issued an order granting the Company`s motion to dismiss the complaint in its entirety. On September 28, 2004, Jaco filed a notice of appeal. The Company was notified by letter on June 10, 2005 that Jaco withdrew its appeal in this matter. Accordingly, a contingency has ceased to exist with respect to this claim as it was dismissed with prejudice by the trial court.

NOTE 5:- SUBSEQUENT EVENTS

In August 2005, the Company entered into cooperation agreements with Hynix Semiconductor Inc. ("Hynix").  Under the Product Supply Agreement ("PSA") with Hynix, the Company intends to purchase, for a total amount of $ 100,000, equipment which is to be placed at Hynix`s manufacturing facility, in return for which the Company is to receive guaranteed capacity and favorable purchasing terms from Hynix. The purchased equipment shall be operated and maintained by Hynix and the Company`s entitlements under the PSA shall not be affected by the utilization of the equipment by Hynix. Over the term of the PSA, the Company shall receive credits on the products purchased from Hynix which amount will total over the PSA`s term up to the $ 100,000 invested in the equipment. Pursuant to the PSA, the Company has no purchase commitments; however, failure to purchase a minimum agreed-upon number of products shall result in the Company relinquishing its proportional credit on the amount paid for the equipment. Hynix shall initiate the supply of products to the Company under the abovementioned terms upon the Company's issuance of purchase orders for the equipment and the supply shall be over a period of 6 years. The Company and Hynix have agreed that in the event of a termination of the PSA prior to its scheduled expiration date, including at the Company`s initiative under certain permitted circumstances, Hynix shall purchase the equipment from the Company at a price which shall be equal to the then remaining unreimbursed portion of the equipment purchase price.

- - - - - - - - - -

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2005, AND NOTES THERETO TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FILED WITH  THE SECURITIES AND EXCHANGE COMMISSION ON THE COMPANY`S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

A.  OPERATING RESULTS

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip products. We also sell flash data storage products targeted at the embedded systems market, including our DiskOnChip and FFD products.

Below are some of the highlights and trends affecting our business since the beginning of 2005:

Revenue Growth - Because the markets that our products target grew rapidly, our revenues have grown significantly over the past few years. Our revenues in 2003 grew by 101% in comparison to 2002, our revenues in 2004 grew by 167% in comparison to 2003, and our revenues in the first six months of 2005 grew by 36% in comparison to the first six months of 2004.  In particular, our sales to the USB flash drive market grew by 188%, from $79.4 million in 2003 to $228.2 million in 2004, and from $104.4 million in the first six months of 2004 to $135.1 million in the first six months of 2005.  Our sales to the mobile multimedia handset market grew by 302%, from $17.4 million in 2003 to $69.8 million in 2004, and from $25.5 million in the first six months of 2004 to $42.0 million in the first six months of 2005.  We expect our revenues in year 2005 to continue to grow, though at a significantly slower rate as compared to the growth experienced in year 2004.

Revenue growth since the beginning of 2004 was attributable in large part to significant growth in unit sales of both our DiskOnKey and Mobile DiskOnChip products, as both the USB flash drive and multimedia mobile handset markets experienced strong end-user demand. While the average selling prices per megabyte for our products have declined in recent years, the average selling price per unit for our DiskOnKey and Mobile DiskOnChip products remained relatively stable, as a result of consumers purchasing products with higher capacity storage due to declining prices.

Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from approximately 330 employees at January 1, 2003 to approximately 513 employees at December 31, 2004 and approximately 634 employees at June 30, 2005.  We cannot assure you that our logistical infrastructure, systems, procedures and controls will be adequate to support our anticipated growth.

Seasonality - Long term trends show that we experience a stronger demand for our Mobile DiskOnChip products in the second half of each fiscal year, and for our DiskOnKey product in the fourth quarter, in each case due to end-of-year holiday demand. We anticipate that this trend will continue in the second half of this year.

__12__

Non-product Revenues - Since the beginning of 2004, we have experienced strong growth in our revenues from non-product sales - specifically our revenues generated from license fees and royalties received under license agreements with third parties and our share in the profit of the Venture.   Non-product revenues grew from $6.3 million in 2003 to $36.9 million in 2004, an increase of 486% and from $11.9 million in the first six months of 2004 to $13.7 million in the first six months of 2005, an increase of 15.3%. The increase in non-product sales was primarily attributable to our share in the profit of the Venture, which began to operate at the end of 2003, but did not generate meaningful revenues until the beginning of 2004. We expect non-product revenues to continue to represent an important source of our revenues and income.

In the USB flash drive market, we and Toshiba entered into the Venture, which is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by Toshiba and us. Concurrently with establishing the Venture, we entered into a patent cross-license agreement with Toshiba, under which each party granted the other party a license to certain patents.  The license by us to Toshiba includes our patents related to USB flash drives.  Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the Venture, by purchasing USB flash drives from the Venture. The Venture sources the flash components used to manufacture USB flash drives from Toshiba and the controllers from us or third parties. Under our agreements, Toshiba has committed to provide to the Venture, for use by both companies for their USB flash drive business, a specified portion of its flash component manufacturing capacity.

In accordance with U.S. GAAP, we do not consolidate the results of the Venture in our financial statements; rather, our investment in the Venture is accounted in accordance with the equity method.  As a result, we recognize our approximately 50% share of the profit earned by the Venture as equity in the earnings of an affiliate. This equity in the earnings of an affiliate is reflected in two ways in our financial statements:

●       Our share in the profit of the Venture attributable to sales by the Venture to us effectively represents a reduction in the cost of the products that we purchase from the Venture, and is therefore recorded as a reduction of our cost of goods sold for these products.

●       The remainder of our share in the profit of the Venture is recognized as other (i.e., non-product) revenues. Because these revenues have no associated cost of goods sold, our operating profit and net income are more sensitive to fluctuations in these revenues than to fluctuations in our product revenues.

MegaSIM Product - In October 2004, we announced plans to introduce our MegaSIM card module, a high capacity data storage solution designed for universal subscriber identification modules, or SIM cards, that are used in all mobile handsets for GSM and WCDMA cellular networks. Our MegaSIM module is designed to enable the integration in a SIM card of secure, high capacity flash-based storage, with densities ranging between 16 to 256 megabytes. MegaSIM is designed to combine the functionality of a standard SIM card with high capacity memory. We currently anticipate commercial availability of our initial MegaSIM module in the first half of 2006. We cannot assure you that we will meet our product introduction schedule for MegaSIM, or that our MegaSIM module will be commercially successful when introduced.

__13__

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Six months ended June 30,
	2005	2004
Revenues:
Product sales	93.2%	92.0%
Other	6.8%	8.0%
Total revenues.	100.0%	100.0%
Costs and expenses:
Cost of goods sold	75.3%	75.0%
Research and development, net	8.6%	7.2%
Selling and marketing	8.5%	10.6%
General and administrative	3.0%	2.1%
Total costs and expenses	95.4%	94.9%
Operating income	4.6%	5.1%
Financial and other income, net.	2.2%	1.0%
Net income	6.8%	6.1%

The following table sets forth, for the periods indicated, our revenues by source and by end markets (in thousands):

	Six months ended June 30,
	2005	2004

Revenues:
Product sales	$ 187,901	$135,844
Other	13,710	11,892

Total	$ 201,611	$ 147,736
Revenues:
USB Flash Drive market	$ 135,159	$ 104,439
Multimedia mobile handset market..	41,995	25,520
Embedded systems market	23,809	16,432
Other	648	1,345

Total	$ 201,611	$ 147,736

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Six months ended June 30, 2005 Compared to six months Ended June 30, 2004

Revenues. - Revenues for the six months ended June 30, 2005 increased by $53.9 million, or 36.5%, to $201.6 million from $147.7 million for the six months ended June 30, 2004. Revenues derived from the USB flash drive market increased by $30.7 million, or 29.4%, to $135.2 million, revenues derived from the multimedia mobile handset market increased by $16.5 million, or 65%, to $42.0 million, and revenues derived from the embedded systems market increased by $7.4 million, or 45%, to $23.8 million.

Total product sales increased by $52.1 million, or 38.3%, to $187.9 million and other revenues, consisting of our share in the profit of the Venture and license fees and royalties from the licensing of our technology, increased by $1.8 million, or 15.3%, to $13.7 million. The increase in revenues from product sales was attributable primarily to increased sales of our DiskOnKey and Mobile DiskOnChip products due to a growing demand for our products as a result of overall increase in the end market worldwide. Other (non-product) revenues increased due to an increase in our share in the profit of the Venture, from which we began to generate revenues only at the beginning of 2004.

Cost of Goods Sold. - Our cost of goods sold for the six months ended June 30, 2005 increased by $41.1 million to $151.9 million, or 37.1% from $110.8 million for the six months ended June 30, 2004. Our cost of goods sold as a percentage of total revenues increased slightly from 75.0% for the six months ended June 30, 2004 to 75.3% for the six months ended June 30, 2005.

Research and Development Expenses, Net. - Our gross research and development expenses for the six months ended June 30, 2005 increased by $6.8 million to $17.6 million, or 63.6% from gross research and development expenses of $10.8 million for the six months ended June 30, 2004. Our net research and development expenses for the six months ended June 30, 2005 increased by $6.8 million to $17.4 million, or 63.9% from net research and development expenses of $10.6 million for the six months ended June 30, 2004. The increase in our gross research and development expenses is attributable to our increase in investments in the development of new products and the enhancement of existing products As a percentage of revenues, our net research and development expenses increased to 8.6% for the six months ended June 30, 2005 from 7.2% for the six months ended June 30, 2004. During the six months ended June 30, 2004, we recognized $128 of research and development grants from the OCS, compared to $172 grants from Britek during the six months ended June 30, 2005.

Selling and Marketing Expenses. - Selling and marketing expenses for the six months ended June 30, 2005 increased by $1. 3 million, or 8.5%, to $17.1 million from $15.7 million for the six months ended June 30, 2004, due to increased expenditures on broadening our sales channels to target additional geographic and end markets, increased sales and marketing personnel and increased marketing activity for existing and new opportunities.  As a percentage of revenues, our selling and marketing expenses decreased to 8.5% for the six months ended June 30, 2005 from 10.6% for the six months ended June 30, 2004.

General and Administrative Expenses. - General and administrative expenses for the six months ended June 30, 2005 increased by $2.9 million, or 94.5%, to $6.0 million from $3.1 million for the six months ended June 30, 2004. This increase was attributable to our expanding operations to accommodate our substantial growth in 2004, principally an increase in salaries, legal and litigation expenses and accounting expenses, rent expense and insurance premiums to accommodate our growing operations and larger employee base. As a percentage of revenues, our general and administrative expenses were 3.0% for the six months ended June 30, 2005, compared to 2.1% for the six months ended June 30, 2004.

Financial and Other Income, Net. - Financial income, net for the six months ended June 30, 2005 increased by $3.0 million to $4.5 million from $1.5 million for the six months ended June 30, 2004, due primarily to [our increased cash balance during the first six months of 2005 compared with the first six months of 2004, due to the availability in 2005 of the cash raised from senior convertible notes as well as financial  income recognized from the expiration of an option granted to the initial purchasers of the senior convertible notes.

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Income Taxes. - Due to our carryforward of net operating losses as well as various programs established by the Israeli government to encourage investment in Israel, under which we enjoy tax holidays and reduced tax rates in Israel, we did not incur any income tax expenses in either the first six months of 2005 or the first six months of 2004 on a consolidated basis. We expect that we will incur little to no income taxes on a consolidated basis throughout 2005.

Net Income- For the six months ended June 30, 2005, we recognized net income of $13.7 million compared to net income of $9.1 million for the six months ended June 30, 2004.

B. .LIQUIDITY AND CAPITAL RESOURCES

Through June 30, 2005, we have funded our operations primarily through the sales of our Ordinary Shares, the issuance of convertible notes by our subsidiary in March 2005, cash from operations and, to a lesser extent, government grants to support our selling and marketing and research and development efforts. Since our initial public offering we have raised $ 328.95 million in the aggregate through public offerings and private placements of our ordinary shares, including a secondary offering of our ordinary shares in February 2004 which raised net proceeds of approximately $95.4 million and a convertible note offering in March 2005 which provided net proceeds of approximately $72.75 million.

As of June 30, 2005, our cash, cash equivalents, bank deposits and marketable securities were $288.8 million ($93.1 million of this amount being comprised of long-term marketable securities) compared to $174.7 million as of December 31, 2004 ($26 million of this amount was comprised of long term marketable securities).This increase is mainly a result of the recently completed Senior Convertible Note Offering which provided net proceeds to us of approximately $72.75 million. We believe that our cash, cash equivalents, bank deposits and marketable securities will be sufficient to fund our anticipated working capital needs and planned capital expenditures for the next twelve months.

We had indebtedness of $71.3 million as of June 30, 2005, arising exclusively from the indebtedness we assumed under the Convertible Note Offering.

Our trade receivables increased to $53.3 million at June 30, 2005 from $41.5 million at December 31, 2004,

Our inventories decreased from $56.2 million at December 31, 2004 to $51.3 million at June 30, 2005.

SOURCES AND USES OF CASH

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2005 was $41.0 million as compared to $2.1 million in the six months ended June 30, 2004. The increase in cash provided by operating activities was primarily attributable to our achieving net income of $13.7 million in 2005 and to the decrease in inventory.

Investing Activities

Net cash used in investing for the six months ended June 30, 2005 was $95.6 million as compared to $54.5 million in the six months ended June 30 2004. The increase was primarily attributable to our investments in marketable securities.

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Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2005 was $76.2 million as compared to $99.3 million in the six months ended June 30, 2004. The decrease was primarily attributable  to the fact that in the first six months of 2005 the company issued senior convertible notes which provided net proceeds of $72.8 million as compared to the public offering that was completed in the first six months of 2004, which provided net proceeds of  $97.1 million.

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